Document Control



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO Act

DIVISION OF
MARKET REG



07070819

Act	Exch Act
Section	Regulation SHO
Rule	200(g) + 10a-1
Public Availability	yes

July 2, 2007

P.E. 7-2-07

Ira Hammerman
Senior Managing Director and General Counsel
Securities Industry and Financial Markets Association
120 Broadway, 35th Floor
New York, NY 10271-0080

Re: Request for Temporary No-Action Relief from Rule 200(g) of Regulation SHO for "Short Exempt" Transactions
TP File No. 07-11

Dear Mr. Hammerman:

In your letter dated July 2, 2007, as supplemented by telephone conversations with the staff of the Division of Market Regulation ("Division"), you requested on behalf of the Securities Industry and Financial Markets Association ("SIFMA") confirmation that the Division will not recommend to the Commission enforcement action against a broker-dealer that marks a short sale as "short exempt" rather than "short" for a transitional period of ninety days after the compliance date of the amendments to Regulation SHO that eliminate the marking requirement of "short exempt" from Rule 200(g) of Regulation SHO.

By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

In your letter, you represent that from your discussions with member firms, you understand that firms need additional time following the compliance date to make necessary and significant systems changes. You represent that absent relief, execution of certain short sales may be unnecessarily delayed until these systems changes can be made.

Response:

Rule 200(g) of Regulation SHO provided that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) required that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

Recently, the Commission adopted amendments to Rule 10a-1 and Regulation SHO that eliminated short sale price test restrictions and also removed the "short exempt" marking requirement.[1] Specifically, with respect to the latter, the Commission eliminated the "short exempt" marking requirement of Rule 200(g). Upon the official compliance date for the amendment to Rule 200(g), identified in the Adopting Release as July 6, 2007, broker-dealers will no longer be permitted to mark such sales "short exempt," but rather all such sales will be required to be marked "short."

You state that it is your understanding from your discussions with member firms that implementation of this change is not practical by the compliance date, due to necessary and significant systems changes. Specifically, you state that it is your understanding that, whereas instituting programming changes to remove short sale price test restrictions are generally straightforward (*e.g.*, due to the ability of firms to generally designate all securities as "Pilot" stocks; and, thus, firms are capable of extending existing programming logic to all stocks), logic on the "short exempt" modifier is embedded in firms' systems and cannot be as readily extracted. In addition, you state that most firms' systems recognize that certain transactions identified as "short exempt" are also excepted from the locate requirement of Rule 203(b) of Regulation SHO.

Rule 203(b)(1) of Regulation SHO provides that, a broker or dealer may not accept a short sale order in an equity security from another person, or effect a short sale in an equity security for its own account, unless the broker or dealer has borrowed the security, or entered into a bona-fide arrangement to borrow the security, or has reasonable grounds to believe that the security can be borrowed so that it can be delivered on the date delivery is due. The broker or dealer must also document its compliance with this "locate" requirement.

As your letter indicates, there were certain circumstances in which sales that were excepted from the price test, and thus marked "short exempt," were also excepted from the locate requirement pursuant to Rule 203(b)(2). For instance, Rule 203(b)(2)(ii) provides an exception from the locate requirement for any sale of a security that a person is deemed to own pursuant to Rule 200 of Regulation SHO, provided that the broker or dealer has been reasonably informed that the person intends to deliver such security as soon as all restrictions on delivery have been removed. These sales were also excepted from Rule 10a-1(e)(1), which excluded from the tick test "[a]ny sale by any person, for an account in which he has an interest, if such person owns the security sold and intends to deliver such security as soon as is possible without undue inconvenience or expense." Rule 200(g)(2) required that such sales be marked "short exempt."

[1] Exchange Act Release No. 55970 (June 28, 2007).

In addition, Rule 203(b)(2)(iii) excepts from the locate requirement sales by market makers effected in connection with bona fide market making activities in the security. Because certain sales by qualified market makers engaged in bona fide market making activities were excepted from short sale price tests of an exchange or national securities association,[2] such sales were also marked "short exempt."

You state that orders which are marked "short" will generally trigger a requirement for a locate to be obtained prior to execution of the short sale, as required by Rule 203(b). Firms will therefore need to make additional programming changes to suppress the locate requirement for certain short sales excepted from the locate requirement which have, to date, been marked "short exempt," so as to, among other things, avoid delaying execution of such sales.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the Division will not recommend to the Commission enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks a short sale order "short exempt," rather than "short," for a period of ninety days after the compliance date of the amendments to Regulation SHO that eliminate the marking requirement of "short exempt" from Rule 200(g) of Regulation SHO, subject to the following conditions:

i. The broker-dealer relying on this no-action relief to mark short sale orders will in no event mark such short sales as "long;"

ii. The broker-dealer complies with the locate requirement of Rule 203(b) of Regulation SHO for all short sales and all sales marked "short exempt" in reliance on this no-action relief, unless such short sale order is excepted from the locate requirement by Regulation SHO (for example, the securities being sold are owned securities as excepted by Rule 203(b)(2)(ii), or the broker-dealer is a market maker effecting the short sale in connection with bona fide market making activities in the security pursuant to Rule 203(b)(2)(iii));

iii. The broker-dealer complies with all other requirements of Regulation SHO; and,

[2] *See, e.g.*, NASD Rule 5100; Nasdaq Rule 3350. For instance, Nasdaq Rule 3350(c)(1) excepted from Nasdaq's short sale rule, "[s]ales by a registered market maker registered in the security on Nasdaq in connection with bona fide market making activity. For purposes of this paragraph, transactions unrelated to normal market making activity, such as index arbitrage and risk arbitrage that are independent from a member's market making functions, will not be considered bona fide market-making activity."

iv. The broker-dealer makes, keeps, and furnishes promptly upon request, the books and records as required under applicable rules and regulations.

This position concerns enforcement action only and does not represent a legal conclusion with respect to the applicability of statutory or regulatory provisions of the federal securities laws. Moreover, this position is based on the facts you have presented and the representations you have made, and any different facts or conditions may require a different response. In addition, this position is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. Finally, the Division expresses no view with respect to any other questions that the proposed activities may raise, including the applicability of other federal or state laws to those activities.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the registered broker-dealer. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

Very truly yours,



Josephine J. Tao
Assistant Director



July 2, 2007

Josephine J. Tao
Assistant Director, Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Re: Request for No-Action Relief from Rule 200(g) of Regulation SHO for "Short Exempt" Transactions

Dear Ms. Tao:

The Securities Industry and Financial Markets Association ("SIFMA")[1] hereby requests the staff of the Division of Market Regulation ("Division") to confirm that it will not recommend enforcement action, pursuant to Rule 200(g) of Regulation SHO under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to the Securities and Exchange Commission ("Commission") against a broker-dealer that continues to mark sales "short exempt," even after the effective date or compliance date, whichever is earlier, of the Commission's recent amendment to Rule 200(g), which eliminated such "short exempt" marking requirement.

I. Background

In December 2006, the Commission proposed amendments to: (i) remove restrictions on the execution prices of short sales ("price tests" or "price test restrictions"); (ii) add Rule 201 of Regulation SHO to provide that no price tests, including no price test of any self-regulatory organization ("SRO"), shall apply to short sales in any security, and to prohibit any SRO from having a price test; and (iii) amend Rule 200(g) of Regulation SHO to remove the requirement that a broker-dealer mark a

[1] The Securities Industry and Financial Markets Association brings together the shared interests of more than 650 securities firms, banks and asset managers. SIFMA's mission is to promote policies and practices that work to expand and perfect markets, foster the development of new products and services and create efficiencies for member firms, while preserving and enhancing the public's trust and confidence in the markets and the industry. SIFMA works to represent its members' interests locally and globally. It has offices in New York, Washington D.C., and London and its associated firm, the Asia Securities Industry and Financial Markets Association, is based in Hong Kong.

sell order of any equity security as "short exempt" if the seller is relying on an exception from a price test.[2] In its comment letter, SIFMA supported proposals (i) and (ii).[3] With respect to proposal (iii), however, SIFMA urged the Commission to take the following actions: (1) amend the definition of "long" sale in Rule 200(g) of Regulation SHO to state that an order to sell shall be able to be marked "long" if the seller owns the security being sold, and such security is reasonably expected to be delivered on settlement date or the seller intends to deliver such security as soon as all restrictions on delivery have been removed; and/or (2) maintain the "short exempt" marking requirement for short sales effected in reliance on an exception from the Regulation SHO "locate" requirement, pursuant to Rule 203(b)(2) of Regulation SHO. This position was also supported by other commenters.

On June 28, 2007, the Commission issued an Adopting Release in which it eliminated short sale price test restrictions and also removed the "short exempt" marking requirement.[4] After considering the comments received, the Commission determined not to revise the definition of when an order can be marked long or to retain the "short exempt" order marking requirement. The Commission did indicate, however, that it would "consider separately whether further action in this area is necessary or warranted."

III. Analysis

Absent relief, upon the official compliance date for the amendment to Rule 200(g), identified in the Adopting Release as being July 6, 2007, broker-dealers would no longer be able to mark sales "short exempt," but rather all such sales would be required to be marked "short." We understand from our discussions with member firms that implementation of such a rule change would simply not be practical by the compliance date, due to the significant systems changes that must be made to accommodate such a requirement. Specifically, it is our understanding that, whereas instituting programming changes to remove short sale price test restrictions are generally straightforward (*e.g.*, due to the ability of firms to generally designate all securities as "Pilot" stocks, and, thus, firms are capable of extending existing programming logic to all stocks), logic on the "short exempt" modifier is embedded in firms' systems and cannot be as readily extracted. In addition, most firms' systems recognize that certain transactions identified as "short exempt," including short sales by bona-fide market makers and sales effected pursuant to Rule 144, are excepted from the Regulation SHO "locate" requirement. Conversely, orders which are marked "short" will generally trigger a requirement for a locate to be obtained prior to the short sale being able to be executed. Therefore, firms will need to make additional programming changes to suppress the locate requirement for such sales which have, to date, been marked "short exempt," so as to, among other things, avoid delaying execution of such sales.

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2 Securities Exchange Act Release No. 54891 (December 7, 2006), 71 FR 75068 (December 13, 2006).

3 *See* Letter from Ira D. Hammerman to Nancy M. Morris (February 16, 2007).

4 Securities Exchange Act Release No. 55970 (June 28, 2007).

IV. Conclusion

Based upon the foregoing, we respectfully request that the Division confirm that it will not recommend enforcement action, under 200(g) of Regulation SHO, to the Commission against any broker-dealer that continues to mark sales "short exempt" for a period of 90 days after the effective or compliance date, whichever is earlier, of the above-referenced amendments to Rule 200(g).

If you have any questions or require additional information, please do not hesitate to contact Ann Vlcek, Managing Director and Associate General Counsel, at 202-434-8400, or Kevin J. Campion, Sidley Austin LLP, at 202-736-8084. Thank you for your attention to this request.

Very truly yours,



Ira D. Hammerman
Senior Managing Director and
General Counsel, SIFMA

cc: Kevin J. Campion, Sidley Austin LLP

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